Exhibit 99.2

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $58.5 MILLION

FOR THE FIRST QUARTER OF 2026,

AND DECLARES QUARTERLY DIVIDEND OF $0.50 PER SHARE

ATHENS, GREECE, May 20, 2026 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the first quarter of 2026. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)
	First quarter 2026	First quarter 2025

Voyage Revenues	$281,152	$230,650
Net income	$58,532	$462
Adjusted Net income / (loss) (1)	$63,032	($7,738)
Net cash provided by operating activities	$112,386	$48,508
EBITDA (2)	$109,738	$57,992
Adjusted EBITDA (2)	$114,339	$48,970
Earnings per share basic	$0.53	$0.00
Earnings per share diluted	$0.52	$0.00
Adjusted earnings / (loss) per share basic (1)	$0.57	($0.07)
Adjusted earnings / (loss) per share diluted (1)	$0.56	($0.07)
Dividend per share for the relevant period	$0.50	$0.05
Average Number of Vessels	135.4	150.7
TCE Revenues (3)	$214,125	$159,278
Daily Time Charter Equivalent Rate ("TCE") (3)	$18,493	$12,439
Daily OPEX per vessel (4)	$5,071	$5,008
Daily OPEX per vessel (as adjusted) (4)	$5,045	$4,898
Daily Net Cash G&A expenses per vessel (5)	$1,375	$1,319

(1)	Adjusted Net income / (loss), Adjusted earnings / (loss) per share basic and diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share basic and diluted, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as well as for the definition of each measure.
(2)	EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).
(3)	Daily Time Charter Equivalent (“TCE”) Rate and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.
(4)	Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In future periods, we may incur expenses that are the same as or similar to those previously excluded (as described above).
(5)	Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“The dry bulk market opened 2026 with counterseasonal strength across all vessel segments, and Star Bulk was well positioned to capture it. We generated Net Income of $58.5 million, EBITDA of $109.7 million, and TCE of $18,493 per vessel per day—a result that reflects both the quality of the market and the operating platform we have built.

Our investment proposition to shareholders is straightforward: we believe Star Bulk converts dry bulk freight rates into cash returns more efficiently than any listed peer. Under the full payout dividend policy we adopted last quarter, the Board has approved a dividend of $0.50 per share, distributing our entire operating cash flow after capex and debt service. Combined with one of the lowest cost structures in the sector — daily OPEX of $5,071 and net cash G&A of $1,375 per vessel in Q1 — we aim for every dollar of rate improvement to flow through to shareholders. Since 2021, we will have returned over $2.05 billion through dividends and buybacks.

This quarter also marks the beginning of our newbuilding delivery cycle, with our latest generation high specification Kamsarmax vessels joining the fleet. These arrivals, alongside our continued disposal of older tonnage, are steadily reshaping the fleet towards greater efficiency and lower emissions, reinforcing our competitive edge for the years ahead.

Looking ahead, the supply-demand fundamentals that supported Q1 remain firmly in place, and we are optimistic about the remainder of the year. Under the current FFA curve, we are targeting to return more than $3 per share to our shareholders this year. With significant operating leverage across a diverse fleet of 141 vessels on a fully delivered basis, a full payout capital allocation policy, and one of the strongest balance sheets in the industry, we believe that Star Bulk is the most direct way for investors to access the dry bulk market. We remain committed to being the go-to dry bulk investment vehicle and to continue creating value for our shareholders.”

Recent Developments

Declaration of Dividend

On May 20, 2026, our Board of Directors declared a quarterly cash dividend of $0.50 per share, payable on or about June 22, 2026 to all shareholders of record as of June 12, 2026.

Fleet Update

Vessels’ S&P

The sales of the vessels Star Scarlett and Star Mariella, as previously announced, were completed on April 21 and May 13, 2026, respectively. In connection with these sales and deliveries, we collected approximately $46.4 million.

Newbuilding Vessel Program Update

As of March 31, 2026, we have paid a total amount of $92.3 million in pre-delivery installments related to the eight newbuilding vessels under construction and have a total amount of $195.5 million remaining capital expenditures related to these vessels. Based on the current delivery schedule of the vessels, we expect to take delivery of two vessels by the end of May 2026, three vessels in the third quarter of 2026 and three vessels in the fourth quarter of 2026.

Financing

In March 2026, we signed the NBG $80.0 million Facility, as previously announced, and an amount of $80.0 million was drawn on March 30, 2026, which was used to refinance the then-existing NBG $151.1 million Facility and prepay the $49.9 million loan outstanding thereunder. The NBG $80.0 million Facility will mature four years after the drawdown and will be secured by first-priority mortgages on 14 vessels.

In April 2026, we prepaid the total outstanding amount of $48.8 million under the CEXIM $106.5 million Facility. We also signed an amendment for the Nordea $50.0 million Facility which provides for a lower margin and an extension of the final repayment date from July 2028 to January 2031.

Furthermore, in April 2026 we received credit committee approval from Taipei Fubon Commercial Bank Co., Ltd for a loan amount of up to $80.0 million (the “Fubon $80.0 million Facility”), which is expected to be drawn in the second quarter of 2026. The Fubon $80.0 million Facility will mature seven years after the drawdown and will be secured by first-priority mortgages on two vessels.

Moreover, we are in discussions with ABN to extend the availability period of the ABN Revolving Facility until May 2027.

Upon the completion of the aforementioned refinancings and prepayments, we will have 29 unencumbered vessels.

Vessel Employment Overview

Our TCE rate per day1 per main vessel category was as follows:

First quarter 2026

Capesize / Newcastlemax Vessels:	$26,627
Post Panamax / Kamsarmax / Panamax Vessels:	$15,849
Ultramax / Supramax Vessels:	$16,050

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 111,810,357 and 117,431,435 weighted average diluted shares for the first quarter of 2026 and 2025, respectively.

First Quarter 2026 and 2025 Results

For the first quarter of 2026, we had net income of $58.5 million, or $0.52 earnings per share, compared to net income for the first quarter of 2025 of $0.5 million, or $0.00 earnings per share. Adjusted Net income, which excludes certain non-cash items, was $63.0 million, or $0.56 earnings per share, for the first quarter of 2026, compared to an Adjusted Net loss of $7.7 million, or $0.07 loss per share for the first quarter of 2025.

Adjusted EBITDA, which excludes certain non-cash items, was $114.3 million for the first quarter of 2026, compared to $49.0 million for the first quarter of 2025.

Net cash provided by operating activities for the first quarter of 2026 was $112.4 million, compared to $48.5 million for the first quarter of 2025.

Voyage revenues increased to $281.2 million for the first quarter of 2026, from $230.7 million for the first quarter of 2025, despite the decrease in the average number of vessels in our fleet to 135.4 from 150.7, primarily due to the higher charter rates prevailing during the recent period, as also reflected in the increase in the TCE rate1 to $18,493 for the first quarter of 2026, compared to $12,439 for the first quarter of 2025.

TCE revenues1 for the first quarters of 2026 and 2025 were $214.1 million and $159.3 million, respectively. In addition to higher charter rates mentioned above, the increase in TCE revenues was attributable to a lesser extent to lower charter-in hire expenses in the first quarter of 2026 compared to the first quarter of 2025, as discussed below.

Charter-in hire expenses for the first quarter of 2026 decreased to $14.5 million, compared with $15.9 million in the first quarter of 2025. This decrease was primarily attributable to a decrease in charter-in days to 947 in the first quarter of 2026 from 1,072 in the corresponding period in 2025, which was partially offset by the increase in weighted average charter-in hire rates.

Vessel operating expenses for the first quarters of 2026 and 2025 amounted to $61.8 million and $67.9 million, respectively. The decrease in our operating expenses was primarily driven by the decrease in the average number of vessels in our fleet. Daily operating expenses per vessel, excluding pre-delivery expenses due to change of management, amounted to $5,045 for the first quarter of 2026 compared to $4,898 for the corresponding period of 2025.

Dry docking expenses for the first quarter of 2026 were $19.6 million, compared to $24.7 million for the corresponding period in 2025. During the first quarter of 2026, 10 vessels completed their scheduled periodic dry docking surveys, including 3 dry dockings that commenced in the fourth quarter of 2025. During the first quarter of 2025, 14 vessels completed their scheduled periodic dry docking surveys. The decrease in dry docking expenses, apart from the lower number of vessels that underwent and completed dry docking surveys in the recent quarter, reflects the timing differences in the commencement and completion of dry dockings across quarters.

General and administrative expenses for the first quarters of 2026 and 2025 were $14.5 million and $15.3 million, respectively, which included share-based compensation of $1.9 million and $1.6 million, respectively. Vessel management fees in the first quarter of 2026 amounted to $5.5 million compared to $5.6 million for the corresponding period in 2025. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the first quarter of 2026 amounted to $1,375 compared to $1,319 for the corresponding period of 2025. The increase in the daily figures was primarily attributable to a) the higher EUR/USD exchange rate prevailing during the recent quarter ($1.170 average EUR/USD rate in the first quarter of 2026 versus $1.052 average EUR/USD rate in the first quarter of 2025) and b) the fact that we had 15 fewer vessels on average during the first quarter of 2026 versus the first quarter of 2025.

Depreciation expense decreased to $39.6 million for the first quarter of 2026 compared to $43.0 million for the corresponding period in 2025. The decrease is driven by the decrease in the average number of vessels in our fleet, as discussed above.

1 Please see the table at the end of this release for the calculation of the Daily TCE Rate and TCE Revenues and the reconciliation to Voyage Revenues.

During the first quarter of 2026, we recognized a net loss on forward freight agreements (“FFAs”) and bunker swaps of $2.9 million, consisting of an unrealized loss of $3.1 million and a realized gain of $0.2 million. During the first quarter of 2025, we recognized a gain on FFAs and bunker swaps of $2.9 million, consisting of an unrealized gain of $2.1 million and a realized gain of $0.8 million.

Other operational gain for the first quarter of 2026 amounted to $0.7 million and primarily relates to various insurance claims. Other operational gain for the first quarter of 2025 amounted to $12.0 million, mainly consisting of $2.3 million in insurance proceeds pursuant to a war risk insurance policy in connection with the prolonged detainment of one of our vessels in Ukraine in 2022 and $9.3 million related to the write-off of previously recorded accruals and liabilities that were no longer expected to require settlement.

Interest and finance costs for the first quarters of 2026 and 2025 were $12.9 million and $19.3 million, respectively. The decrease was primarily driven by a reduction in loan interest expense resulting from significantly lower weighted average outstanding indebtedness and reduced weighted average interest rates during the first quarter of 2026.

Interest income and other income/(loss) for the first quarters of 2026 and 2025 amounted to $1.2 million and $4.7 million, respectively. The decrease primarily reflects a foreign exchange loss of $1.8 million incurred during the recent quarter, compared to a foreign exchange gain of $0.9 million incurred during the first quarter of 2025, along with decreased interest income earned during the first quarter of 2026 compared to the corresponding period in 2025.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	First quarter 2026	First quarter 2025

Revenues:
Voyage revenues	$281,152	$230,650
Total revenues	281,152	230,650

Expenses:
Voyage expenses	(52,762)	(56,318)
Charter-in hire expenses	(14,479)	(15,900)
Vessel operating expenses	(61,786)	(67,942)
Dry docking expenses	(19,593)	(24,677)
Depreciation	(39,578)	(42,954)
Management fees	(5,451)	(5,600)
General and administrative expenses	(14,481)	(15,261)
Gain/(Loss) on FFAs and bunker swaps, net	(2,891)	2,930
Other operational loss	(873)	(1,156)
Other operational gain	711	12,037
Gain/(Loss) on sale of vessels	172	(740)
Operating income	70,141	15,069

Interest and finance costs	(12,893)	(19,275)
Interest income and other income/(loss)	1,188	4,712
Gain/(Loss) on derivative financial instruments, net	184	52
Gain/(Loss) on debt extinguishment, net	(107)	(65)
Total other expenses, net	(11,628)	(14,576)

Income before equity in income/(loss) of investee	$58,513	$493

Equity in income/(loss) of investee	19	(31)

Net income	$58,532	$462

Earnings per share, basic	$0.53	$0.00
Earnings per share, diluted	$0.52	$0.00
Weighted average number of shares outstanding, basic	111,309,335	117,210,036
Weighted average number of shares outstanding, diluted	111,810,357	117,431,435

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	March 31, 2026	December 31, 2025
Cash and cash equivalents and restricted cash, current	$407,817	500,319
Other current assets (including investment in debt security of $1,456 and $1,517, respectively)	186,387	183,026
TOTAL CURRENT ASSETS	594,204	683,345

Advances for vessels under construction	99,999	87,277
Vessels and other fixed assets, net	2,822,365	2,874,947
Restricted cash, non current	1,615	1,615
Other non-current assets	150,614	158,201
TOTAL ASSETS	$3,668,797	$3,805,385

Current portion of long-term bank loans, revolving facilities and lease financing	173,405	228,868
Other current liabilities	170,510	154,809
TOTAL CURRENT LIABILITIES	343,915	383,677

Long-term bank loans, revolving facilities and lease financing non-current (net of unamortized deferred finance fees of $4,903 and $5,338, respectively)	772,927	843,360
Other non-current liabilities	121,796	129,085
TOTAL LIABILITIES	$1,238,638	$1,356,122

SHAREHOLDERS' EQUITY	2,430,159	2,449,263

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,668,797	$3,805,385

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Three months ended March 31, 2026	Three months ended March 31, 2025

Net cash provided by / (used in) operating activities	$112,386	$48,508

Acquisition of other fixed assets	(430)	(95)
Capital expenditures for acquisitions/vessel modifications/upgrades and advances for vessels under construction	(19,530)	(7,226)
Cash proceeds from vessel sales	19,792	8,351
Proceeds from sale of equity on investee	600	—
Hull and machinery insurance proceeds	705	8,391
Net cash provided by / (used in) investing activities	1,137	9,421

Proceeds from new debt	80,000	228,000
Scheduled debt repayment	(49,267)	(52,415)
Debt prepayment due to refinancing and vessel sales	(157,062)	(207,008)
Financing and debt extinguishment fees paid	(435)	(578)
Repurchase of common shares	(37,887)	(19,553)
Dividends paid	(41,374)	(10,412)
Net cash provided by / (used in) financing activities	(206,025)	(61,966)

Summary of Selected Data

	First quarter 2026	First quarter 2025
Average number of vessels (1)	135.4	150.7
Number of vessels (2)	135	150
Average age of operational fleet (in years) (3)	12.9	12.3
Ownership days (4)	12,183	13,566
Available days (5)	11,579	12,805
Charter-in days (6)	947	1,072
Daily Time Charter Equivalent Rate (7)	$18,493	$12,439
Daily OPEX per vessel (8)	$5,071	$5,008
Daily OPEX per vessel (as adjusted) (8)	$5,045	$4,898
Daily Net Cash G&A expenses per vessel (9)	$1,375	$1,319

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2) As of the last day of each period presented.

(3) Average age of our operational fleet is calculated as of the end of each period.

(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(5) Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.

(6) Charter-in days are the total days that we charter-in third party vessels.

(7) Time charter equivalent (“TCE”) rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expenses, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on FFAs and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation, please see EXHIBIT I at the end of this release with the reconciliation of Voyage Revenues to TCE rate.

(8) We exclude certain expenses that may occur occasionally from our Daily OPEX per vessel, as these are not expected to arise as part of our normal operations on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison of our operating cost performance, as it eliminates the impact of expenses, which may vary from period to period, are not part of our daily business and are unrelated to overall operating performance. In future periods, we may incur expenses that are the same as or similar to those previously excluded. Vessel operating expenses for the first quarter of 2026 included pre-delivery expenses due to change of management of $0.3 million, compared to $1.5 million of pre-delivery expenses incurred in the first quarter of 2025 due to change of management.

(9) Please see EXHIBIT I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison of our financial performance, as such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and are unrelated to overall operating performance. In future periods, we may incur expenses that are the same as or similar to those previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of assets, share-based compensation, impairment loss, loss from bad debt, unrealized gain/(loss) on FFAs and bunker swaps, net, equity in income/(loss) of investee, write-off of accruals and current liabilities and other non-cash charges, if any, as such items do not reflect the operational cash inflows and outflows of our fleet and may vary between periods and across companies.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to similarly titled measures used by other companies.

The following table reconciles Net cash provided by/(used in) operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	First quarter 2026	First quarter 2025

Net cash provided by/(used in) operating activities	$112,386	$48,508
Net decrease/(increase) in operating assets	4,946	(7,189)
Net increase/(decrease) in operating liabilities, excluding operating lease liabilities and including other non-cash charges	(14,238)	(6,147)
Gain/(Loss) on debt extinguishment, net	(107)	(65)
Share – based compensation	(1,870)	(1,619)
Amortization of debt (loans & leases) issuance costs	(729)	(824)
Unrealized gain/(loss) on FFAs and bunker swaps, net	(3,105)	2,084
Unrealized gain/ (loss) on derivative financial instruments & Reclassification of OCI related to IRS	184	—
Total other expenses, net	11,628	14,576
Write-off of accruals and current liabilities	—	9,266
Gain/(Loss) on sale of vessels	172	(740)
Gain from Hull & Machinery claim	258	173
(Gain) / Loss on sale of equity in investee	194	—
Equity in income/(loss) of investee	19	(31)
EBITDA	$109,738	$57,992

Equity in (income)/loss of investee	(19)	31
Unrealized (gain)/loss on FFAs and bunker swaps, net	3,105	(2,084)
(Gain)/Loss on sale of vessels	(172)	740
Gain / (Loss) on sale of equity in investee	(194)	—
Write-off of accruals and current liabilities	—	(9,266)
Share-based compensation	1,870	1,619
Other non-cash charges	11	(62)
Adjusted EBITDA	$114,339	$48,970

Net Income and Adjusted Net Income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net income and Adjusted earnings per share from Net income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net income and Adjusted earnings per share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of non-cash items, such as share-based compensation, gain/(loss) on sale of assets and debt extinguishment, unrealized gain/(loss) on derivatives, impairment loss, loss from bad debt, write-off of accruals and current liabilities, equity in income / (loss) of investee and other non-cash charges, if any, which may vary from period to period and are unrelated to overall operating performance. In addition, we believe that the presentation of these measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of the factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net income and Adjusted earnings per share may not necessarily be comparable to similarly titled measures used by other companies. In future periods, we may incur expenses that are the same as or similar to those previously excluded, as described above.

(Expressed in thousands of U.S. dollars except for share and per share data)	First quarter 2026	First quarter 2025
Net income	$58,532	$462
Share – based compensation	1,870	1,619
Other non-cash charges	11	(62)
Unrealized (gain) / loss on FFAs and bunker swaps, net	3,105	(2,084)
(Gain) / Loss on sale of equity in investee	(194)	—
Unrealized (Gain) / Loss on derivative financial instruments & Reclassification of OCI related to IRS	(184)	—
(Gain) / Loss on sale of vessels	(172)	740
Write-off of accruals and current liabilities	—	(9,266)
(Gain) / Loss on debt extinguishment, net (non-cash)	83	822
Equity in (income) / loss of investee	(19)	31
Adjusted Net income / (loss)	$63,032	$(7,738)
Weighted average number of shares outstanding, basic	111,309,335	117,210,036
Weighted average number of shares outstanding, diluted	111,810,357	117,431,435
Adjusted earnings / (loss) per share basic	$0.57	$(0.07)
Adjusted earnings / (loss) per share diluted	$0.56	$(0.07)

Voyage Revenues to Daily TCE Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	First quarter 2026	First quarter 2025
Voyage revenues	$281,152	$230,650
Less:
Voyage expenses	(52,762)	(56,318)
Charter-in hire expenses	(14,479)	(15,900)
Realized gain/(loss) on FFAs/bunker swaps, net	214	846
TCE Revenues	$214,125	$159,278

Available days	11,579	12,805
Daily TCE Rate	$18,493	$12,439

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	First quarter 2026	First quarter 2025
General and administrative expenses	$14,481	$15,261
Plus:
Management fees	5,451	5,600
Less:
Share – based compensation	(1,870)	(1,619)
Other non-cash charges	(11)	62
Net Cash G&A expenses	$18,051	$19,304

Ownership days	12,183	13,566
Charter-in days	947	1,072
Daily Net Cash G&A expenses per vessel	$1,375	$1,319

Conference Call details:

Our management team will host a conference call to discuss our financial results on Thursday, May 21, 2026, at 11:00 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13760499. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of the eight firm Kamsarmax vessels currently under construction, we own a fleet of 141 vessels, with an aggregate capacity of 14.0 million dwt consisting of 17 Newcastlemax, 14 Capesize, 1 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 47 Ultramax and 11 Supramax vessels with carrying capacities between 55,569 dwt and 209,537 dwt.

In addition, in November 2021, we took delivery of the Capesize vessel Star Shibumi, under a seven-year charter-in arrangement and in 2024, we took delivery of the vessels Star Voyager, Star Explorer, Stargazer, Star Earendel, Star Illusion and Star Thetis, each subject to a seven-year charter-in arrangement.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, shareholder return targets and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping; the risk that trade disputes between U.S. and Chinese officials could result in the reimplementation of significant port fees that may impact our fleet; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including, among others, “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the United States, Israel and Iran and the attacks in the Strait of Hormuz, the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and armed conflicts, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions or secondhand vessel purchases as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co - Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1540
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com